Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this annual report on Form 40-F of our Independent Auditors’ Report of Registered Public Accounting Firm dated February 10, 2012 on the consolidated balance sheets of Emera Incorporated (the “Company”) as at December 31, 2011 and 2010 and the consolidated statements of income, cash flows, comprehensive income and changes in shareholders’ equity, for each of the years in the two-year period ended December 31, 2011.

/s/ Ernst & Young LLP

Chartered Accountants

Halifax, Nova Scotia

March 29, 2012